FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated April 5, 2012, announcing that Registrant has been selected by Televisa Mexico to provide SkyEdge II Network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated April 5, 2012	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat Selected by Televisa Mexico to Provide SkyEdge II Network

- Network to enable content distribution, monitoring and remote access to Televisa's TV broadcast stations located throughout Mexico -

Petah Tikva, Israel, April 5, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that Mexico's largest commercial television broadcaster Grupo Televisa, S.A.B., has selected its Sky Edge II VSAT network for Televisa’s private communication network across Mexico. The network will be used by Televisa as part of a comprehensive monitoring project, enabling remote access and providing local content distribution to Televisa’s TV broadcast stations located throughout Mexico.

Gilat's SkyEdge II network will enable the transmission of multicast content (TFTP and FTP) such as ads and public messages to remote stations, which is then inserted to the regional broadcast. This will allow Televisa to take advantage of incremental opportunities by quickly updating its content and taking advantage of the IP broadcasting features this technology offers.

In addition, Gilat's solution is designed to allow Televisa to improve the control and monitoring of its remote stations, including fault and troubleshooting of its content provisioning systems, such as enabling real-time feedback of quality control for its systems. The solution will enable Televisa to significantly enhance operational efficiencies and improve service to the advertisement customers. The network will also enable support staff in remote stations the use of Telephony-over-IP services to communicate directly with their centers.

"In deploying a solution that allowed us to overhaul our multi-cast content provisioning, it was critical that we were able to select a solution that is robust and provides consistent and reliable performance. Delivering the service over satellite was a natural choice, and Gilat's platform offered us the carrier-class reliability and the expertise that was imperative in our selection criteria," said William Hommy Aguirre Ballesteros, General Manager, Satellite Operations, Grupo Televisa.

“Televisa is one of the world's largest TV broadcasters and a growing force in the region's telecommunications sector, and we are excited to be selected as their trusted partner. With our SkyEdge II advanced routing features, the system was integrated with Televisa's broadcast infrastructure, providing robust and reliable communications. The system’s scalability and reliability will allow us to best support the Group today and well into the future," said Russell Ribeiro, Gilat’s Regional Vice-President of Latin America.

Gilat's SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptability for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and is a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Visit Televisa at www.televisa.com.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed network services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
karenm@gilat.com